■ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: MEGS Industries Sdn. Bhd.
— Total Asset (KRW) : 63,545,833,260
— Total Equity (KRW): 1,839,397,140
— Total Liabilities (KRW): 61,706,436,120
— Total Capital (KRW): 7,875,630,000
— Purpose of the company : to engage in production and sale of electrolytic galvanized coils
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 87
5. Date of Addition: February 5, 2008
6. Others
— POSCO invests 60% stake of MEGS Industries Sdn. Bhd.
— New Chief Executive Officer will be recommended by POSCO in next general meeting of shareholders.
— The above financial statement is based on data as of June 30, 2007.
— Applied exchange rate is ~~W~~ 291.69 against MAR on February 5, 2008